Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces the second 2019 interim dividend of €0.66/share, an increase of 3.1% compared to 2018

The Board of Directors, at the meeting held on July 24, 2019, declared the distribution of the second 2019 interim dividend at an amount of €0.66/share, an increase of 3.1% from the interim and final dividends paid in 2018, in accordance with the shareholder return policy for 2018-2020. This interim dividend, stable compared to the first 2019 interim dividend, will be detached and paid according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	January 6, 2020	January 2, 2020

Payment date	January 8, 2020	January 28, 2020

Total will develop the LNG market in Benin

On July 24, 2019, TOTAL S.A. (together with its direct and indirect consolidated companies located in or outside of France, “TOTAL” or the “Group”) announced the signing with the Republic of Benin and the Société Béninoise d’Energie Electrique (SBEE) of the Gas Supply Agreement and the Host Government Agreement for the development of a Liquefied Natural Gas (LNG) import floating terminal and the supply of up to 0.5 million tons per annum (Mtpa) of regasified LNG from TOTAL’s global portfolio to Benin for 15 years, starting in 2021.

TOTAL will develop and operate the regasification infrastructure that will comprise a floating storage and re-gasification unit (FSRU) located offshore Benin and an offshore pipeline connection to the existing and planned power plants in Maria Gléta. The agreement is subject to conditions precedents.

TOTAL Divests Assets in the UK to Petrogas

On July 10, 2019, TOTAL announced the signing of an agreement to divest several of its UK non-core assets to Petrogas NEO UK Ltd, the exploration and production arm of the Oman-based conglomerate MB Holding. Petrogas has partnered with Norway-based private equity investor HitecVision.

Formerly owned by Maersk Oil, these assets are located in the Eastern North Sea and include the fields listed below (see table). The overall consideration for this deal amounts to $635 million with an effective date of January 1, 2019. The transaction remains subject to approval from the relevant authorities and is expected to close in December 2019.

Following the Maersk Oil acquisition in 2018, TOTAL became the second largest operator in the North Sea, which is one of its core areas. The region is home to some of the Group’s current major projects: Culzean, which started up last month in the UK, and Johan Sverdrup in Norway with start-up planned for later this year.

The assets divested of in this transaction are as follows:

List of assets included in the transaction
Area	Field	Total interest sold	Operator
UK	Dumbarton	100%	TOTAL
	Balloch	100%
	Lochranza	100%
	Drumtochty	100%
	Flyndre	65.94%
	Affleck	66.67%
	Cawdor	60.6%
	GoldenEagle	31.56%	CNOOC
	Scott	5.16%
	Telford	2.36%

Kazakhstan: TOTAL Launches Phase 3 of the Dunga Field

On July 4, 2019, TOTAL announced the launch of Phase 3 development of the onshore Dunga field in the Mangystau Region of western Kazakhstan.

Phase 3 of the TOTAL-operated field will consist of adding wells to the existing infrastructure and upgrading the processing plant to increase its capacity.

The development has been made possible thanks to the approval by the Government of the Republic of Kazakhstan of a 15-year extension of the Production Sharing Agreement (PSA) for the field, originally signed in 1994 and due to expire in 2024.

The project requires a $300 million investment and will create 400 more direct jobs in the region at the peak of construction activity.

The Dunga oil field is operated by TOTAL (60%), alongside Oman Oil Company (20%) and Partex (20%).

TOTAL Starts Up the La Mède Biorefinery

On July 3, 2019, TOTAL announced the start-up of production of La Mède biorefinery in southeastern France, the final step in converting a former oil refinery into a new energies complex. Launched in 2015, the project represents a capital expenditure of €275 million.

The La Mède complex now encompasses:

-A biorefinery with a capacity of approximately 500,000 tons of biofuel per year.

-An 8-megawatt solar farm that can supply power to up to 13,000 people per year.

-A unit to produce up to 50,000 cubic meters per year of AdBlue®, an additive that reduces nitrogen oxide emissions from trucks.

-A logistics and storage hub with a capacity of 1.3 million cubic meters per year.

-A training center offering real facilities and able to host 2,500 learners a year.

As part of an agreement with the French government in May 2018, TOTAL had pledged to process no more than 300,000 tons of palm oil per year — less than 50% of the total volume of raw materials needed — and at least 50,000 tons of French-grown rapeseed.

Brazil: TOTAL Launches Phase 2 on the Giant Mero Field Development

On June 11, 2019, TOTAL announced the launch of the second phase of the Mero project (Libra block), located deep offshore, 180 kilometers off the coast of Rio de Janeiro, in the prolific p-salt area of the Santos Basin in Brazil.

This decision followed the production start-up on the field in November 2017 (Early Production System) and the launch of the first phase of the project (Mero 1) approximately a month later.

The Mero 2 FPSO is expected to start up by the end of 2022.

The Pioneiro de Libra FPSO, which has a capacity of 50,000 barrels per day and came on stream in 2017, is producing as expected while providing valuable information on the field, reservoir and productivity of the wells.

The Mero 1 project, currently under development, is progressing as per plan with a start-up scheduled in 2021.

Following the launch of Mero 2, the project is expected to add two further FPSOs of the same capacity, subject to approval by the partners. All four producing units will be deployed in the Northwestern part of the Libra block (Mero field), as the Central and South-East panels are under exploration until 2020.

The Libra Consortium is operated by Petrobras (40%) as part of an international partnership including TOTAL (20%), Shell (20%), CNOOC Limited (10%) and CNPC (10%). Pré-Sal Petróleo (PPSA) manages the Libra Production Sharing Contract.

UK: TOTAL starts up production of the Culzean field

On June 11, 2019, TOTAL announced the start-up of production on the Culzean gas condensate field located on Block 22/25a, 230 kilometers off the coast of Aberdeen, in the UK. With an anticipated plateau production of 100,000 barrels of oil equivalent per day (boe/d), Culzean will account for around 5% of the UK’s gas consumption, bringing to 18% the proportion of the country’s gas demand supplied by TOTAL.

The project includes the drilling of six wells, the construction of three bridge-linked platforms and of a Floating Storage and Offloading (FSO) unit. Gas from Culzean is exported via the CATS pipeline and the UK National Grid whilst condensate is stored in the FSO for offloading by shuttle tanker.

TOTAL operates Culzean with a 49.99% participating interest, alongside BP (32%) and JX Nippon (18.01%).

TOTAL starts up its Second Solar Power Plant in Japan

On June 3, 2019, TOTAL announced the start-up of commercial operation of a 25-megawattpeak solar power plant in Miyako, in Iwate Prefecture on Japan’s Honshu Island. Completed two years after the beginning of construction, the plant will generate enough clean and reliable electricity to serve over 8,000 Japanese households.

The facility is operated with nearly 77,000 high-efficiency SunPower solar panels, ensuring high performance in difficult weather conditions, including snow and low temperatures. The plant is connected to the electricity distribution grid to supply energy through the regional utility company.

The Miyako plant is jointly owned by Total Solar (50%) and Chubu Electric Power Co., Inc. (50%), one of Japan’s largest electric power utilities.

TOTAL strengthens its US LNG business with the takeover of Toshiba’s LNG portfolio

On June 1, 2019, TOTAL announced the signing of an agreement with Toshiba to acquire its portfolio of liquefied natural gas (LNG). The agreement includes a 20-year tolling agreement for 2.2 million tons per annum (Mtpa) of LNG from the Freeport LNG train 3 in Texas and the corresponding gas transportation agreements on the pipelines feeding the terminal. Train 3 of the Freeport LNG plant is expected to start up commercial operations by Q2 2020.

Under the transaction, TOTAL will acquire all the shares of Toshiba America LNG corporation for a consideration of $15 million. TOTAL will also be assigned all contracts related to Toshiba’s LNG business, currently held by Toshiba Energy Systems and Solutions Corp., for a consideration of $815 million to be paid by Toshiba to TOTAL.

TOTAL will receive from Toshiba a net cash consideration of $800 million payable at the closing date. The closing of the transaction remains subject to the applicable legally required approvals by regulatory authorities and partners. The transaction is expected to close by the end of 2019.

Results of the 2019 Capital increase reserved for employees and former employees of TOTAL

On May 31, 2019, TOTAL announced the results of its 2019 capital increase reserved for employees and former employees of the Group worldwide, carried out pursuant to the decision of the Board of Directors of TOTAL dated September 19, 2018 under the conditions set by the eighteenth resolution at the Shareholders’ Meeting on June 1, 2018.

The Chairman and CEO decided, on April 25, 2019, to set (i) the subscription price at €40.10 per share, corresponding to the average of closing prices of TOTAL shares on Euronext Paris over the 20 trading sessions preceding the date of the decision, minus a 20% discount and rounded to the next highest tenth of a euro; and (ii) the subscription period from April 26 to May 14, 2019 (inclusive).

At the end of this period, 45,096 employees in 99 countries, representing 38.81 % of the eligible Group employees and former employees, subscribed to this capital increase for an aggregate amount of €394.8 million, an increase of 16% compared to the subscription in 2018.

As a consequence, 10,047,337 new shares representing 0.38 % of TOTAL’s share capital as of April 30, 2019 were issued on June 6, 2019, carrying immediate dividend rights and were fully assimilated with existing TOTAL shares already listed on Euronext Paris.

Following this issuance, the employee shareholders in TOTAL’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, represented 5 % of TOTAL’s share capital as of April 30, 2019.

Ordinary Shareholders’ Meeting of May 29, 2019: approval of resolutions proposed by the Board of Directors

The Ordinary Shareholders’ Meeting of TOTAL held on May 29, 2019 under the chairmanship of Patrick Pouyanné, adopted Resolutions 1 to 11 proposed and recommended by the Board of Directors:

•    Approval of the statutory and consolidated financial statements for the fiscal year 2018 and the distribution of a dividend of €2.56 per share, a 3.2% increase compared to the previous year. Given the three interim dividends of €0.64 per share paid on October 12, 2018, January 10 and April 5, 2019, the final dividend for the fiscal year 2018 was €0.64 per share. It was paid according to the following timetable:

	Shareholders	ADS holders
Ex-dividend date	June 11, 2019	June 7, 2019
Payment date	June 13, 2019	July 2, 2019

•    Renewal of the directorships of Ms. Maria van der Hoeven and Mr. Jean Lemierre, for a three-year term;

•    Appointment of Ms. Lise Croteau as a director for a three-year term;

•    Appointment of Ms. Valérie Della Puppa Tibi as a director representing employee shareholders for a three-year term;

•    Approval of the fixed and variable components of the total compensation and the in-kind benefits paid or granted to the Chairman and Chief Executive Officer for the fiscal year ended December 31, 2018 as well as approval of the principles and criteria for the determination, breakdown and allocation of the fixed, variable and extraordinary components of the total compensation including in-kind benefits attributable to the Chairman and Chief Executive Officer.

The full results of the votes and the presentations made to the shareholders are available on TOTAL’s corporate website total.com.

USA: LNG production starts up at Cameron LNG export terminal in Louisiana

On May 14, 2019, TOTAL announced that the Cameron LNG project had achieved its first liquefied natural gas (LNG) production from train 1.

TOTAL entered the Cameron LNG project through the acquisition of Engie’s upstream LNG business in 2018. Phase 1 of the Cameron LNG project consists of 13.5 million tons per annum (Mtpa) capacity including three LNG trains of 4.5 Mtpa each. Construction is ongoing for trains 2 and 3 with first production expected by the turn of the year and mid-2020 respectively.

The project is operated by Cameron LNG LLC jointly owned by Sempra Energy (50.2%), TOTAL (16.6%), Mitsui & Co., Ltd. (16.6%) and Mitsubishi/NYK (16.6%).

In addition, the Cameron LNG co-owners are currently discussing a potential expansion of the base project, already authorized by the Federal Energy Regulatory Commission (FERC), that would add two liquefaction trains of 4.5 Mtpa capacity each and two LNG storage tanks.

TOTAL agrees with Occidental to contingent acquisition of Anadarko’s assets in Africa

On May 5, 2019, TOTAL announced the signing of a binding agreement with Occidental to acquire Anadarko’s assets in Africa (Algeria, Ghana, Mozambique, South Africa) for a consideration of $8.8 billion in the event of a successful completion of Occidental’s ongoing bid for Anadarko. The transaction is contingent upon Occidental entering into and completing its proposed acquisition of Anadarko and to approval by the relevant authorities and is expected to close in 2020.

The assets to be acquired are:

-Algeria: 24.5% participating interest and operatorship of blocks 404a and 208 (Hassi Berkine, Ourhoud and El Merk fields) in the Berkine basin in which TOTAL already owns 12.25%. These fields represented a gross production of 320 kboe/d in 2018.

-Ghana: 27% participating interest in the Jubilee field and 19% participating interest in the TEN fields. These fields represented a gross production of 143 kb/d in 2018.

-Mozambique: 26.5% participating interest and operatorship in Area 1 where a 12.8 million ton per year LNG project is largely derisked and close to sanction.

-South Africa: exploration licences, close to TOTAL’s recent Brulpadda discovery.

Overall, these assets represented an equity production in 2018 of 96 kboe/d.

Despite the capital investment in Mozambique LNG, the acquisition is expected to be free cash flow positive from 2020 even at a Brent price of less than $50/b and to generate more than $1 billion/year of free cash flow from 2025 onwards after start-up of Mozambique LNG. As a result, TOTAL has confirmed that the previously announced shareholder return policy from 2018 to 2020 will be maintained with respect to the dividend increase (10% over 3 years) and share buyback ($5 billion).